GrandSouth Bancorporation reports second quarter 2022 results

GREENVILLE, SC, July 18, 2022

GrandSouth Bancorporation (GRRB:OTCQX) (the “Company” or “GrandSouth”), the holding company for GrandSouth Bank announced today that net income for the second quarter of 2022 was $3.7 million.

The Board of Directors declared a quarterly cash dividend of $0.13 per common share ($0.1365 per Series A preferred share) payable on August 18, 2022 to shareholders of record on August 4, 2022.

Second Quarter 2022 Highlights – For and during the quarter ended June 30, 2022:

•	Net Income was $3.7 million, a decrease of $0.3 million, or 6.81%, from the same quarter in 2021.
•	Basic and diluted earnings per share were $0.67 and $0.65, respectively.
•	The annualized returns on average assets and average equity were 1.18% and 15.22%, respectively.
•	Total assets increased $0.8 million, or 0.06%, to $1.3 billion.
•	Gross loans increased by $16.6 million, or an annualized rate of 7.12%, to $952.8 million.
•	Total deposits increased $2.2 million, or an annualized rate of 0.79%, to $1.1 billion.
•	Cost of funds decreased by six basis points, or 12.50%, from the same quarter in 2021.
•	0.01% of Core Bank loans (gross loans excluding specialty floor plan loans) were 30 days past due as of June 30, 2022. The annualized net recovery ratio for the quarter was 0.01%.
•	The efficiency ratio was 64.38%, up from 58.40% in the prior quarter and 57.44% in the same quarter in 2021.

JB Schwiers, the Company’s President, said, “We are proud to report another quarter of solid earnings in the second quarter of 2022. As announced on June 21st, we have agreed to a proposed merger with First Bancorp, a banking company headquartered in North Carolina with over $10 billion in assets, that, pending regulatory and our shareholder approval, is projected to close late this year or the first quarter of 2023. The proposed merger with First Bancorp will allow us to continue to operate as a community bank. The culture of the two companies is very similar, emphasizing great service to our customers. We are excited about what the future holds for our customers, our employees, and our shareholders.”

During the second quarter, we recognized $0.9 million in merger related noninterest expenses resulting from this proposed transaction. Absent these expenses and adjusted for taxes, our second quarter return on average assets and return on average equity were 1.40% and 18.01%, respectively. We have remained focused on the changing economic environment, and we believe our balance sheet is well positioned for a rising rate environment. The net interest margin expanded to 4.42% in the second quarter compared to 4.38% in the second quarter of 2021. Thirty-three percent of our loan balances are variable rate loans and 85% of our fixed rate portfolio matures in less than five years. Our credit quality remains excellent with non-performing assets at 0.09% and an annualized net recovery rate of 0.01%.

Core bank loan growth rebounded in the second quarter, growing at an annualized growth rate of 9.2% after contracting in the first quarter of this year. Total deposits increased $2.2 million during the second quarter. The deposit mix continues a favorable trend as noninterest bearing deposits have increased 19.6% since the second quarter of 2021 compared to total deposits growth of 9.3% since the second quarter of 2021.”

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Specialty Floor Plan Loans

Specialty floor plan loans finished the quarter ended June 30, 2022 at $107.7 million, down from $109.8 million at March 31, 2022 and up from $98.3 million at December 31, 2021. The average balance of such loans outstanding for the quarters ending June 30, 2022 and 2021 were $109.0 million and $82.8 million, respectively. The 2020 pandemic-related negative trends have reversed and average outstanding balances increased by 31.62% in the second quarter of 2022 when compared to the second quarter of 2021. The losses from specialty floor plan loan defaults remain low resulting in a 0.25% annualized net charge off rate in the second quarter of 2022, as compared to a 0.68% annualized net charge off rate in the first quarter of 2022 and a 0.07% annualized net recovery rate in the second quarter of 2021.

Net Interest Income

Net interest income was $13.4 million for the quarter ended June 30, 2022, up $1.3 million, or 10.44%, from the same period in 2021. For the six months ended June 30, 2022, net interest income increased $2.2 million, or 9.27%, to $26.4 million from $24.2 million during the same period in 2021. These increases were primarily driven by an increase in interest and fees on loans, an increase in interest on investments and a decrease in deposit interest expense.

Noninterest Income

Noninterest income was $0.6 million for the second quarter of 2022, a decrease of $0.1 million, or 17.06%, from the second quarter of 2021. Year to date through June 30, 2022, noninterest income decreased $0.1 million, or 5.96%, from in the same period in 2021. These changes were primarily driven by an increase in service charges on deposit accounts partially offset by a decrease in other noninterest income.

Noninterest Expense

Noninterest expense increased $1.6 million, or 21.94%, in the second quarter of 2022 when compared to the same period in 2021. For the year to date through June 30, 2022, noninterest expense increased $1.9 million, or 12.89%, over the same period in 2021. The increases were primarily attributable to increases in compensation and employee benefits expenses and professional and advisory expenses. Of professional and advisory expenses during the quarter and year to date, $0.9 million were related to the Company’s pending merger with First Bancorp.

Loan Portfolio

The Company’s gross loan portfolio increased $16.6 million, or an annualized rate of 7.12%, during the second quarter of 2022 and $19.3 million, or an annualized rate of 4.18%, for the year to date through June 30, 2022. Specialty floor plan loans decreased by $2.1 million, or an annualized rate of 7.72% for the quarter and increased $9.4 million, or an annual rate of 19.27%, for the year to date through June 30, 2022. Core Bank loans grew by $19.0 million, or an annual rate of 9.24%, and $10.6 million, or an annual rate of 2.56%, during the same periods, respectively.

Following our sale of $24.6 million of the purchased student loans during the fourth quarter of 2021, as of December 31, 2021, our balance of purchased student loans was $0.7 million, which decreased to zero as of June 30, 2022.

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The composition of the loan portfolio consisted of the following on June 30, 2022, March 31, 2022 and December 31, 2021:

	June 30,	March 31,	December 31,
	2022	2022	2021
	(Dollars in thousands)

Commercial, financial and agricultural	$143,549	$134,639	$135,438
Specialty floor plan loans	107,718	109,832	98,324
Commercial PPP loans	—	98	1,274
Real estate - construction, land development and other	118,272	117,386	114,100
Real estate – mortgage	576,875	567,769	577,083
Purchased student loans	—	297	651
Installment loans to individuals	6,399	6,169	6,605
Loans, gross	952,813	936,190	933,475
Allowance for loan losses	(14,100)	(13,949)	(13,723)
Loans, net	$938,713	$922,241	$919,752

Loan Loss Provision and Asset Quality

For the quarter ended June 30, 2022, the provision for loan losses was $0.1 million, a decrease of $0.2 million, or 61.49%, from the same quarter a year ago. Year to date through June 30, 2022, the provision for loan losses was $0.4 million, a decrease of $0.1 million, or 22.50%, over the same period a year ago. Net recoveries for the second quarter of 2022 were $33 thousand compared to $56 thousand for the same period in 2021. Net charge offs for the year to date through June 30, 2022 were $50 thousand compared to net recoveries of $202 thousand during the same period in 2021.

The allowance for loan losses as a percentage of total gross loans was 1.48% at June 30, 2022, down from 1.49% at March 31, 2022 and up from 1.47% at December 31, 2021. The Company’s management believes the allowance is adequate to absorb losses that are inherent in the loan portfolio as of June 30, 2022, and management will continue to closely monitor credit quality and activity.

Other real estate owned was $0.8 million at June 30, 2022, with no change from March 31, 2022 and December 31, 2021. Nonaccrual loans decreased to $0.3 million at June 30, 2022 from $0.6 million at March 31, 2022 and $1.3 million at December 31, 2021.

Securities Portfolio

Investment securities available-for-sale were $116.1 million at June 30, 2022, down $7.0 million, or 5.71%, from $123.2 million at March 31, 2022 and up $4.2 million, or 3.73%, from $112.0 million at December 31, 2021.

Investment securities held to maturity, all of which were purchased during the second quarter of 2022, were $6.0 million at June 30, 2022, up $6.0 million from zero at March 31, 2022 and December 31, 2021.

Securities in the investment portfolio as of June 30, 2022 were as follows:

•	asset backed securities totaling $2.2 million;
•	residential government-sponsored mortgage-backed securities totaling $28.0 million;
•	collateralized mortgage obligations totaling $23.1 million;
•	taxable municipal bonds totaling $11.7 million;
•	nontaxable municipal bonds totaling $10.7 million;
•	corporate debt securities totaling $14.4 million; and
•	treasury securities totaling $32.0 million.

During the second quarter of 2022, three securities totaling $6.5 million were purchased and no securities were sold.

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Deposits

Total deposits increased $2.2 million, or an annual rate of 0.79%, during the second quarter of 2022 and $52.1 million, or an annual rate of 9.91%, for the year to date through June 30, 2022 to $1.1 billion at quarter end. Noninterest bearing deposits increased $17.8 million, or an annual rate of 25.17%, during the quarter and $20.8 million, or an annual rate of 14.96%, for the year to date through June 30, 2022. During the quarter and year to date, combined demand deposit, money market, and savings accounts grew, respectively, by $16.5 million, or an annual rate of 7.25%, and $77.3 million, or an annualized rate of 18.33% to $927.4 million, respectively. This growth offset the decrease during the same periods in certificate of deposit, IRAs and CDARS of $14.3 million, or an annual rate of 28.92%, and $25.2 million, or an annual rate of 24.32%, respectively, to $183.7 million.

Borrowings

As of June 30, 2022, the Company had $5.0 million of Federal Home Loan Bank advances and $35.9 million of junior subordinated notes outstanding.

Shareholders’ Equity

Shareholders’ equity was $96.1 million at June 30, 2022, a decrease of $0.3 million, or 0.32%, for the quarter and $1.3 million, or 1.32%, for the year to date through June 30, 2022. The balance was increased by the normal retention of earnings and exercise of stock options. Offsetting the increase were declines in the fair value of investments due to rising interest rates.

Tier 1 Risk Based Capital Ratios were 10.72% and 12.75% for the Company and the Bank, respectively, at June 30, 2022.

About GrandSouth Bancorporation

GrandSouth Bancorporation is a bank holding company with assets of $1.3 billion at June 30, 2022. GrandSouth Bank provides a range of financial services to individuals and small and medium sized businesses. GrandSouth Bank has eight branches in South Carolina, located in Greenville, Fountain Inn, Anderson, Greer, Columbia, Orangeburg and Charleston.

Press contact: JB Schwiers 864-770-1000

Website: www.grandsouth.com

Non-GAAP Measures

This press release includes financial information determined by methods other than in accordance with generally accepted accounting principles (“GAAP”). This financial information includes certain operating performance measures. Such measures include: “Tangible book value per common share, outstanding,” “Tangible book value per share, adjusted for the conversion of Series A preferred stock,” “Tangible book value, adjusted for the conversion of Series A preferred stock,” and “Common tangible book value.”

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Management has included these non-GAAP measures because it believes these measures may provide useful supplemental information for evaluating the Company’s underlying performance trends. Further, management uses these measures in managing and evaluating the Company’s business and intends to refer to them in discussions about our operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events or the future performance of the Company, including statements related to the expected timing of the closing of the proposed merger with First Bancorp and the expected returns and other benefits of the proposed merger to shareholders. Forward-looking statements are not guarantees of performance or results. These forward-looking statements are based on the current beliefs and expectations of the Company’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond management’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed or implied in these forward-looking statements because of numerous possible uncertainties. Words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “future,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” “will,” and similar expressions, should be considered as identifying forward-looking statements, although other phrasing may be used. Such forward-looking statements involve risks and uncertainties beyond the Company’s control and may not be realized due to a variety of factors. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (2) the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations may be different than expected; (3) the rate of delinquencies and amounts of charge-offs, the level of allowance for loan loss, the rates of loan growth, or adverse changes in asset quality in our loan portfolio, which may result in increased credit risk-related losses and expenses; (4) changes in legislation, regulation, policies, or administrative practices, whether by judicial, governmental, or legislative action; (5) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) could have a negative impact on the Company; (6) changes in interest rates, which may affect the Company’s net income, interest expense, prepayment penalty income, and other future cash flows, or the market value of the Company’s assets, including its investment securities; (7) changes in accounting principles, policies, practices, or guidelines; (8) that the proposed merger may not be timely completed, if at all; (9) that prior to completion of the merger or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; (10) that the parties are unable to implement successful integration strategies; (11) that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; (12) reputational risks and the reaction of the parties’ customers to the proposed merger; (13) diversion of management time to merger-related issues; and (14) deposit attrition, operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed by the Company with the SEC and available at the SEC’s internet site (https://www.sec.gov). You should consider such factors and not place undue reliance on such forward-looking statements. No obligation is undertaken by the Company to update such forward-looking statements to reflect events or circumstances occurring after the issuance of this press release.

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Additional Information and Where to Find It

With respect to the proposed merger of the Company and First Bancorp, this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the merger, First Bancorp will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the Company’s shareholders. The Company and First Bancorp also plan to file other documents with the SEC regarding the merger. The Company will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ENTIRE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The proxy statement/prospectus, as well as other filings containing information about the Company and First Bancorp, will be available without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the merger can also be obtained, when available, without charge, from the Company’s website (https://www.grandsouth.com/) and First Bancorp’s website (http://www.localfirstbank.com).

Participants in the Merger Solicitation

The Company and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in respect of the merger. Information regarding the directors and executive officers of the Company and other persons who may be deemed participants in the solicitation of the Company’s shareholders in connection with the merger will be included in the proxy statement/prospectus for the Company’s special meeting of shareholders, which will be filed by First Bancorp with the SEC. Information about the Company’s directors and executive officers can also be found in the Company’s definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on April 11, 2022, and other documents subsequently filed by the Company with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.

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GrandSouth Bancorporation and Subsidiary

Greenville, SC

Condensed Consolidated Balance Sheets

	(Unaudited)	(Unaudited)	(Audited)
	June 30,	March 31,	December 31,
	2022	2022	2021
	(Dollars in thousands)
Assets
Cash and due from banks	$5,036	$3,784	$2,522
Interest-earning deposits	136,041	154,566	120,602
Federal funds sold	1,859	888	977
Cash and cash equivalents	142,936	159,238	124,101
Investments - available for sale	116,137	123,167	111,962
Investments - held to maturity	5,990	—	—
Other investments, at cost	2,626	2,601	2,984
Loans receivable, net of deferred fees and costs	952,813	936,190	933,475
Allowance for loan losses	(14,100)	(13,949)	(13,723)
Loans, net of allowance for loan losses	938,713	922,241	919,752
Premises and equipment, net	17,655	17,745	17,783
Other real estate owned	842	842	842
Accrued interest receivable	4,746	4,768	4,808
Bank owned life insurance	14,935	14,856	14,778
Net deferred tax asset	5,342	4,341	2,968
Goodwill	737	737	737
Other assets	3,373	2,716	3,007
Total assets	$1,254,032	$1,253,252	$1,203,722

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Noninterest-bearing	$301,487	$283,685	$280,665
Interest-bearing	809,614	825,219	778,376
Total deposits	1,111,101	1,108,904	1,059,041
Federal Home Loan Bank advances	5,000	5,000	5,000
Junior subordinated notes	35,924	35,894	35,864
Accrued interest payable	254	609	383
Accrued expenses and other liabilities	5,632	6,414	6,029
Total liabilities	1,157,911	1,156,821	1,106,317

Shareholders’ equity
Preferred stock - Series A - no par value	—	—	—
Common stock - no par value	—	—	—
Additional paid in capital	45,424	45,118	44,570
Retained earnings	58,026	55,047	51,649
Accumulated other comprehensive income (loss)	(7,329)	(3,734)	1,186
Total shareholders’ equity	96,121	96,431	97,405
Total liabilities and shareholders’ equity	$1,254,032	$1,253,252	$1,203,722

NOTE: Certain amounts in the prior year’s financial statements may have been reclassified to conform to the current year’s presentation. The reclassifications had no effect on results of operations or financial condition as previously reported.

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GrandSouth Bancorporation and Subsidiary

Greenville, SC

Condensed Consolidated Statements of Income (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(Dollars in thousands)		(Dollars in thousands)
Interest income	$14,598	$13,391	$28,769	$26,920
Interest expense	1,213	1,271	2,338	2,732
Net interest income	13,385	12,120	26,431	24,188
Provision for loan losses	119	309	427	551
Net interest income after provision for loan losses	13,266	11,811	26,004	23,637
Noninterest income
Service charges on deposit accounts	368	322	702	590
Bank owned life insurance	78	85	157	177
Net gain on sale of premises and equipment	12	78	36	84
Other	179	283	368	492
Total noninterest income	637	768	1,263	1,343
Noninterest expenses
Compensation and employee benefits	5,679	4,987	11,216	10,061
Net occupancy	571	584	1,157	1,148
Net cost of operation of other real estate owned	13	19	37	129
Data processing	520	494	1,014	1,027
Other expenses	2,244	1,319	3,588	2,705
Total noninterest expenses	9,027	7,403	17,012	15,070
Income before income taxes	4,876	5,176	10,255	9,910
Income tax provision	1,183	1,213	2,454	2,353
Net income	3,693	3,963	7,801	7,557
Deductions for amounts not available to common shareholders:
Dividends declared or accumulated on preferred stock	(39)	(30)	(77)	(60)
Net income available to common shareholders	$3,654	$3,933	$7,724	$7,497

Per common share
Earnings per common share, basic	$0.67	$0.73	$1.42	$1.38
Earnings per common share, diluted	$0.65	$0.71	$1.37	$1.36

NOTE: Certain amounts in the prior year’s financial statements may have been reclassified to conform to the current year’s presentation. The reclassifications had no effect on results of operations or financial condition as previously reported.

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GrandSouth Bancorporation and Subsidiary

Greenville, SC

Net Interest Margin Analysis (Unaudited)

	For the three months ended
	June 30, 2022			June 30, 2021
	Average		Average	Average		Average
	balance	Interest	Yield	balance	Interest	Yield
	(Dollars in thousands)
Interest earning assets
Investments
Certificates of deposit	1,004	4	1.55%	3,276	17	2.07%
US agency securities and treasuries	29,598	120	1.62%	5,511	18	1.30%
Mortgage backed securities	28,937	111	1.53%	41,368	93	0.90%
CMO and asset backed securities	26,517	71	1.07%	57,791	123	0.85%
Municipals (a)	23,325	165	2.82%	20,497	137	2.65%
Corporate debt security	15,049	154	4.09%	5,707	77	5.43%
Federal Home Loan Bank stock	789	9	4.62%	1,225	12	4.06%
Other investments	825	1	0.67%	747	1	0.73%
Subtotal, investments	126,044	635	2.01%	136,122	478	1.40%

Cash equivalents
Due from banks and fed funds sold	155,351	218	0.56%	76,509	23	0.12%
Subtotal, cash equivalents	155,351	218	0.56%	76,509	23	0.12%
Total investments and cash equivalents	281,395	853	1.21%	212,631	501	0.94%
Loans
Consumer single pay, installment, revolving term and line of credit loans	6,249	56	3.60%	6,714	59	3.54%
Consumer FFELP student loans	94	—	0.26%	27,137	302	4.47%
Consumer residential and equity loans	72,066	730	4.06%	67,018	722	4.32%
Commercial single pay, installment and revolving term loans	126,149	1,291	4.11%	117,031	1,215	4.16%
Commercial real estate loans	620,545	6,477	4.19%	584,226	5,906	4.05%
Commercial specialty floor plan loans	108,963	5,205	19.16%	82,789	4,512	21.86%
Commercial SBA loans	557	5	3.97%	14,919	193	5.20%
Total loans	934,623	13,764	5.91%	899,834	12,909	5.75%
Total interest earning assets	1,216,018	14,617	4.82%	1,112,465	13,410	4.84%
Interest bearing funds
Interest-bearing deposits
Interest-bearing transaction accounts	58,774	27	0.18%	67,423	42	0.25%
Money market accounts	545,251	583	0.43%	427,155	462	0.43%
Regular savings accounts	16,999	4	0.10%	12,560	3	0.10%
Certificates of deposit, IRAs and CDARS	192,422	144	0.30%	249,266	296	0.48%
Total interest bearing deposits	813,446	758	0.37%	756,404	803	0.43%
Other interest bearing liabilities
Other borrowings	5,001	5	0.41%	16,000	36	0.91%
Junior subordinated debentures	35,906	450	5.03%	35,786	432	4.84%
Total other interest bearing liabilities	40,907	455	4.46%	51,786	468	3.63%
Total interest bearing funds	854,353	1,213	0.57%	808,190	1,271	0.63%
Tax-equivalent net interest rate spread			4.25%			4.21%
Non-interest bearing funds
Demand deposit accounts	295,671			248,506
Total funds and cost of funds	1,150,024	1,213	0.42%	1,056,696	1,271	0.48%
Tax-equivalent net interest rate spread on funds			4.40%			4.36%
Tax-equivalent net interest margin		13,404	4.42%		12,139	4.38%

(a)	Tax exempt investments are calculated giving effect to a 21% federal tax rate.

NOTE: Certain amounts in the prior year’s financial statements may have been reclassified to conform to the current year’s presentation. The reclassifications had no effect on results of operations or financial condition as previously reported.

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GrandSouth Bancorporation and Subsidiary

Greenville, SC

Net Interest Margin Analysis (Unaudited)

	For the six months ended
	June 30, 2022			June 30, 2021
	Average		Average	Average		Average
	balance	Interest	Yield	balance	Interest	Yield
	(Dollars in thousands)
Interest earning assets
Investments
Certificates of deposit	1,185	9	1.59%	3,504	36	2.07%
US agency securities and treasuries	24,186	184	1.52%	3,117	20	1.29%
Mortgage backed securities	30,544	206	1.35%	36,993	137	0.74%
CMO and asset backed securities	27,753	159	1.14%	56,458	242	0.86%
Municipals (a)	24,682	329	2.67%	20,772	272	2.62%
Corporate debt security	14,631	296	4.05%	5,176	132	5.10%
Federal Home Loan Bank stock	761	17	4.51%	1,360	26	2.81%
Other investments	809	3	0.67%	747	3	0.73%
Subtotal, investments	124,551	1,203	1.93%	128,127	868	1.35%

Cash equivalents
Due from banks and fed funds sold	135,427	258	0.38%	66,897	42	0.13%
Subtotal, cash equivalents	135,427	258	0.38%	66,897	42	0.13%
Total investments and cash equivalents	259,978	1,461	1.13%	195,024	910	0.93%
Loans
Consumer single pay, installment, revolving term and line of credit loans	6,312	110	3.52%	6,812	116	3.44%
Consumer FFELP student loans	323	(8)	-5.04%	27,543	602	4.41%
Consumer residential and equity loans	72,329	1,419	3.96%	67,812	1,425	4.24%
Commercial single pay, installment and revolving term loans	124,013	2,500	4.07%	118,152	2,464	4.21%
Commercial real estate loans	626,304	12,753	4.11%	574,979	11,617	4.07%
Commercial specialty floor plan loans	108,607	10,511	19.52%	85,029	9,125	21.64%
Commercial SBA loans	801	60	15.05%	17,063	698	8.26%
Total loans	938,689	27,345	5.87%	897,390	26,047	5.85%
Total interest earning assets	1,198,667	28,806	4.84%	1,092,414	26,957	4.98%
Interest bearing funds
Interest-bearing deposits
Interest-bearing transaction accounts	55,690	50	0.18%	65,702	84	0.26%
Money market accounts	532,439	1,086	0.41%	413,736	915	0.45%
Regular savings accounts	16,628	8	0.10%	11,723	6	0.10%
Certificates of deposit, IRAs and CDARS	197,739	300	0.31%	261,826	791	0.61%
Total interest bearing deposits	802,496	1,444	0.36%	752,987	1,796	0.48%
Other interest bearing liabilities
Other borrowings	5,001	10	0.41%	16,000	71	0.89%
Junior subordinated debentures	35,891	884	4.96%	35,772	865	4.87%
Total other interest bearing liabilities	40,892	894	4.41%	51,772	936	3.65%
Total interest bearing funds	843,388	2,338	0.56%	804,759	2,732	0.68%
Tax-equivalent net interest rate spread			4.28%			4.30%
Non-interest bearing funds
Demand deposit accounts	286,997			231,882
Total funds and cost of funds	1,130,385	2,338	0.42%	1,036,641	2,732	0.53%
Tax-equivalent net interest rate spread on funds			4.42%			4.45%
Tax-equivalent net interest margin		26,468	4.45%		24,225	4.47%

(a)	Tax exempt investments are calculated giving effect to a 21% federal tax rate.

NOTE: Certain amounts in the prior year’s financial statements may have been reclassified to conform to the current year’s presentation. The reclassifications had no effect on results of operations or financial condition as previously reported.

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GrandSouth Bancorporation and Subsidiary

Greenville, SC

Financial Highlights (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(Dollars in thousands, except per share)
Per share data:
Book value per common share (GAAP)	$18.22	$17.20	$18.22	$17.20
Tangible book value per common share, outstanding (non-GAAP) (a)	$18.08	$17.05	$18.08	$17.05
Tangible book value per share, adjusted for the conversion of Series A preferred stock (non-GAAP) (b)	$17.37	$16.39	$17.37	$16.39

Weighted average common shares outstanding, basic	5,201,806	5,134,112	5,192,202	5,167,763
Weighted average common shares outstanding, diluted	5,393,637	5,259,588	5,389,183	5,254,908
Common shares outstanding at end of period	5,209,542	5,127,681	5,209,542	5,127,681
Common shares outstanding at end of period, adjusted for conversion of Series A preferred stock	5,492,370	5,415,576	5,492,370	5,415,576

Selected performance ratios and other data:
Annualized return on average assets	1.18%	1.38%	1.27%	1.35%
Annualized return on average equity	15.22%	18.13%	16.05%	17.48%
Annualized net interest margin	4.42%	4.38%	4.45%	4.47%
Efficiency ratio	64.38%	57.44%	61.43%	59.03%
Annualized charge-offs (recoveries), net to average loans	-0.01%	-0.03%	0.01%	-0.05%

Book value (GAAP)	$96,121	$89,487	$96,121	$89,487
Series A preferred stock additional paid-in capital	(1,204)	(1,298)	(1,204)	(1,298)
Book value excluding Series A preferred stock	94,917	88,189	94,917	88,189
Goodwill	(737)	(737)	(737)	(737)
Common tangible book value (non-GAAP) (c)	$94,180	$87,452	$94,180	$87,452

Book value (GAAP)	$96,121	$89,487	$96,121	$89,487
Goodwill	(737)	(737)	(737)	(737)
Tangible book value, adjusted for the conversion of Series A preferred stock (non-GAAP) (d)	$95,384	$88,750	$95,384	$88,750

	As of
	June 30,	December 31,
	2022	2021
	(Dollars in thousands)
Shareholders’ equity to total assets	7.60%	8.09%
Tier 1 risk-based capital ratio	10.72%	10.29%

Other real estate owned	$842	$842
Nonaccrual loans	313	1,349
Loans past due 90 days and accruing interest (e)	—	55
Total nonperforming assets	$1,155	$2,246

Allowance for loan losses to loans, gross	1.48%	1.47%

(a)	Calculated by dividing the common tangible book value by the number of common shares outstanding at the end of the period.
(b)	Calculated by dividing the tangible book value, adjusted for the conversion of Series A preferred stock on a one for one basis, by the number of common shares outstanding at the end of the period, adjusted for conversion of the Series A preferred stock.
(c)	Calculated by subtracting Series A preferred stock additional paid-in capital and goodwill from book value.
(d)	Calculated by subtracting goodwill from book value.
(e)	Amount represents the net of the loans wholly or partially guaranteed by the US Government.

NOTE: Certain amounts in the prior year’s financial statements may have been reclassified to conform to the current year’s presentation. The reclassifications had no effect on results of operations or financial condition as previously reported.

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